Filed Pursuant to Rule 433

Registration No. 333-211910

Issuer Free Writing Prospectus dated December 11, 2017

Relating to Preliminary Prospectus Supplement dated December 11, 2017

US$6,804,000 Bought Deal Public Offering of Common Shares and Warrants

Term Sheet

The issuer has filed (i) a registration statement (including a prospectus and related prospectus supplement) with the U.S. Securities and Exchange Commission (SEC) for this offering, (ii) and a supplement to its base shelf prospectus with the securities commissions of each of the provinces of Canada, other than Quebec, in each case with respect to the offering described in this term sheet. Before you invest, you should read the prospectus supplement and prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by EDGAR at the SEC web site at www.sec.gov. Alternatively, you may obtain a copy of the prospectus by contacting: Canaccord Genuity Corp., attention: Syndication, 161 Bay Street, Suite 3000, Toronto, ON, M5J 2S1, email: ecm@canaccordgenuity.com; BMO Capital Markets, attention: Equity Capital Markets, 100 King St. West, Fourth Floor, Toronto, ON, M5X1H3, email: bmoprospectus@bmo.com; and Cantor Fitzgerald Canada Corporation, attention: Equity Capital Markets, 181 University Avenue, Suite 1500, Toronto, ON, M5H 3M7, email: ecmcanada@cantor.com.

Investing in the securities involves a high degree of risk. For a discussion of risk factors that you should consider before investing in the securities, see “Risk Factors” in the U.S. prospectus supplement and the U.S. base prospectus. You should also consider the risk factors described in the documents incorporated by reference in the U.S. prospectus supplement and the U.S. base prospectus.

A final prospectus supplement containing important information relating to the securities described herein has been filed with the applicable U.S. and Canadian securities regulatory authorities. A copy of the final prospectus supplement is required to be delivered to any investor that received this document and expressed an interest in acquiring the securities. There will not be any sale or any acceptance of an offer to buy the securities until a receipt for the final prospectus supplement has been issued. This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final prospectus supplement, and any amendment, for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

DATE:	December 11, 2017.
ISSUER:	Pershing Gold Corporation (the “Company”).
GROSS PROCEEDS:	US$6,804,000.
ISSUE:	2,430,000 units with each unit consisting of one common share of the Company (the “Common Shares”) and four-tenths of one common stock warrant (the “Warrants”).
WARRANT:	Each whole Warrant is exercisable into one common share of the Company (the “Warrant Shares”) at a price of US$3.40 per share for a period of 24 months from the Closing Date.
ISSUE PRICE:	US$2.80 per Common Shares and accompanying Warrant.
UNDERWRITERS’ OPTION:	The Company has granted the Underwriters an option, exercisable for 30 days from the date of the closing, to purchase, from time to time, in whole or in part, (i) up to 364,500 additional Common Shares (“Additional Shares”) at a purchase price of US$2.80 per Additional Share and/or (ii) 145,800 additional Warrants (“Additional Warrants”) at a purchase price of US$2.80 per Additional Warrant.

TRANSACTION STRUCTURE:	Bought deal public offering (the “Offering”) by way of a registration statement (including a prospectus and related prospectus supplement) filed in the U.S., and prospectus supplement to the Company’s short form base shelf prospectus to be filed in each of the provinces of Canada other than Québec (the “Selling Jurisdictions”).
CO-LEAD MANAGERS:	Canaccord Genuity Corp., BMO Nesbitt Burns Inc. and Cantor Fitzgerald Canada Corporation.
CONCURRENT PRIVATE PLACEMENT:	Concurrently with the public offering of the Common Shares and Warrants, the Company has entered into agreements to sell, on a private placement basis, up to 2,430,000 Common Shares and 972,000 Warrants to certain private investors at the Issue Price. The underwriters will be paid a cash fee of 7.0% of the gross proceeds from the sale of Common Shares and Warrants in the concurrent private placement.
USE OF PROCEEDS:	Proceeds from the offering of Common Shares and Warrants and the private placement will be used primarily to advance the Company’s Relief Canyon project, including pre-construction, development and exploration drilling to expand mineralization at Relief Canyon, and/or general corporate purposes.
LISTING:	The Common Shares are listed on the Nasdaq and TSX under the symbol “PGLC”, as well as the FSE under symbol “7PG1”. The Warrants will not be listed or traded on any securities exchange.
INVESTOR ELIGIBILITY:	The Common Shares and Warrant Shares will be qualified investments under the Tax Act for RRSPs, RESPs, RRIFs, DPSPs, RDSPs and TFSAs.
UNDERWRITING DISCOUNT:	US$0.196 per share, for a total of US$476,280, representing 7.0% of the gross proceeds from the sale of the Common Shares and Warrants.
CLOSING DATE:	Closing of the public offering and the private placement are cross conditional and will occur on or about December 19, 2017, subject to customary closing conditions.